Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS UNDER THE

COOPERATION FRAMEWORK AGREEMENT FOR INVESTMENT

MANAGEMENT WITH INSURANCE FUNDS

Reference is made to the announcement of the Company dated 22 August 2019 in relation to the Existing Framework Agreement entered into between the Company and China Life Capital. The Existing Framework Agreement will expire on 31 December 2022.

The Board wishes to announce that the Company proposes to enter into the New Framework Agreement with China Life Capital by 31 December 2022, pursuant to which the Company will continue to subscribe in the capacity of the limited partner for the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner, and/or the Fund Products of which China Life Capital serves as the manager.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. China Life Capital, an indirect wholly-owned subsidiary of CLIC, is an associate of CLIC and also a connected person of the Company. As such, the Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Given that the applicable percentage ratios in respect of the annual caps for the subscription by the Company in the capacity of the limited partner of the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner are more than 0.1% but less than 5%, such transactions are subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for the management fee charged by China Life Capital as the general partner or the manager of the Fund Products are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

BACKGROUND

Reference is made to the announcement of the Company dated 22 August 2019 in relation to the Existing Framework Agreement entered into between the Company and China Life Capital. The Existing Framework Agreement will expire on 31 December 2022.

The Board wishes to announce that the Company proposes to enter into the New Framework Agreement with China Life Capital by 31 December 2022, pursuant to which the Company will continue to subscribe in the capacity of the limited partner for the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner, and/or the Fund Products of which China Life Capital serves as the manager.

PRINCIPAL TERMS OF THE NEW FRAMEWORK AGREEMENT

Parties

•	The Company

•	China Life Capital

Investment Management Model

Pursuant to the New Framework Agreement, the Company will subscribe in the capacity of the limited partner for the Fund Products of which China Life Capital or any of its subsidiaries serves (including individually and jointly with third parties) as the general partner, and/or the Fund Products of which China Life Capital serves as the manager (including the fund manager and co-manager).

Subscription of the Fund Products

The Company will enter into specific agreements with the counterparties including China Life Capital (or its subsidiaries) in respect of the subscription of specific Fund Products, and such specific agreements shall be subject to the principles set out in the New Framework Agreement. Upon execution of the specific agreements, the Company shall make its capital contribution as required by the payment notice of the general partner, and the date of payment of the capital contribution as required by the payment notice shall be no earlier than 10 working days after the issuance of such payment notice. The capital contribution to be made by the Company will be funded by the internal resources of the Company.

Management of the Fund Products

As the general partner or the manager of the Fund Products, China Life Capital (or its subsidiaries) will provide daily operation, investment management, and consulting services to the Fund Products. The management fee will be paid to the general partner or the manager in respect of the provision of such services on an annual, semi-annual or quarterly basis, which shall be borne by all the limited partners. The management fee to be borne by the Company as the limited partner shall be calculated based on the amount of its capital contribution to the Fund Products and with reference to the following fee rates:

(a)

With respect to core funds (which refer to the Fund Products, the underlying assets of which are the projects that have been put into operation and have generated stable cash flow and are basically not required for upgrade or renovation) or any other projects similar to them in investment management, the annual management fee rate shall be within the range between 0.1% and 0.3%;

(b)

With respect to value-added funds (which refer to the Fund Products, the underlying assets of which are the projects that have been put into operation and have started to generate cash flow but can be partially upgraded or renovated to increase their value), asset securitization products or any other projects similar to them in investment management, the annual management fee rate shall not exceed 1%;

(c)

With respect to opportunistic funds (which refer to the Fund Products, the underlying assets of which are the projects that have not been fully constructed, or the projects that have been completely constructed but can be materially upgraded or renovated to increase their value significantly, or the projects that have been completely constructed but have been in business difficulties due to indebtedness, operations or other reasons), equity investments or any other projects similar to them in investment management, the annual management fee rate shall not exceed 1.5%.

If there is any independent third party subscribing for a Fund Product in the capacity of the limited partner simultaneously when the Company subscribes for the same Fund Product as the limited partner, and the amount of capital contribution by such independent third party accounts for 20% or more of the total capital contribution to the Fund Product by all the limited partners, then the management fee rate for the Fund Product borne by the Company shall match the rate available to the independent third party. Where the annual management fee rate for any specific subscription exceeds 1.5%, the Company shall separately comply with the approval procedures for connected transactions in respect of such subscription.

Investment Scope of the Fund Products

The investment scope of the Fund Products shall include real estate, warehousing logistics, apartments for long-term lease, urban renewal, infrastructures, new infrastructures, new energy, new industries, digital economy, technological innovation, carbon emission peak, carbon neutrality and other assets in the sectors of new economy that are in line with the national strategies, corporate shareholdings in relation to such underlying assets and asset securitization products in relation to such assets (including, but not limited to, asset-backed securities, real estate investment trusts, quasi-real estate investment trusts, etc.).

Profit Distribution

The profits from the Fund Products shall be distributed to the Company as the limited partner in a way that is not inferior to the following principles of distribution and order of priority:

(a)

the funds of the Fund Products available for distribution shall be first distributed to the limited partners and the general partner, until the amount they have received is equal to the amount of their capital contributions;

(b)

the balance (if any) shall be distributed to the limited partners, until the limited partners have obtained the preferred returns calculated at an annualized compound internal rate of return of 8% based on their capital contributions;

(c)	the balance (if any) shall be distributed to the general partner, until the amount it has received accounts for 20% of the aggregate distribution amount under item (b) above and this item (c);

(d)	any balance after the above distribution shall be distributed between the limited partners and the general partner at the ratio of 80:20.

Term

Upon signing by the parties, the New Framework Agreement will take effect from 1 January 2023 and expire on 31 December 2025.

ANNUAL CAPS

Historical Figures

For the two years ended 31 December 2021 and the six months ended 30 June 2022, the amount of the subscription by the Company in the capacity of the limited partner for the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner, as well as the amount of the management fee charged by China Life Capital as the general partner or the manager of the Fund Products are as follows:

	RMB in million
	For the year ended 31 December 2020	For the year ended 31 December 2021	For the six months ended 30 June 2022
Amount of the subscription of the Fund Products by the Company	—	4,000.00	—
Amount of the management fee paid by the Company	93.16	136.31	71.02

Annual Caps

For the three years ending 31 December 2025, the annual caps for the subscription by the Company in the capacity of the limited partner of the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner, as well as the annual caps for the management fee charged by China Life Capital as the general partner or the manager of the Fund Products are as follows:

	RMB in million
	For the year ending	For the year ending	For the year ending
	31 December 2023	31 December 2024	31 December 2025
Annual cap for the subscription of the Fund Products by the Company	5,000	5,000	5,000
Annual cap for the management fee borne by the Company	500	500	500

In determining the annual caps for the subscription of the Fund Products, the Company has taken into account (i) the size of the Fund Products managed by China Life Capital as at 30 June 2022, including 19 funds under its management with a contracted amount of over RMB160,000 million; (ii) the fund reserve projects of China Life Capital with an investment budget of approximately RMB19,000 million, which may form part of the Fund Products to be subscribed for by the Company under the New Framework Agreement for the next three years; and (iii) the needs of the Company for allocation of its asset portfolios. With the steady improvement of China Life Capital in its investment management capability and the continuous business growth of the Company, it is expected that the size of the Fund Products to be subscribed for by the Company from China Life Capital during the term of the New Framework Agreement will increase as compared to the historical figures.

In determining the annual caps for the management fee, the Company has taken into account its expected subscription amount of the Fund Products, and the fee rate of the management fee as set out in the New Framework Agreement. In determining the fee rate of the management fee, the Company has made reference to the market standards and industry practices, including the prices of similar transactions with independent third parties, and the fee rates charged by independent fund managers. The Company has selected no less than three independent fund managers for each of real estate funds, infrastructure funds and equity investment funds for comparison of the fee rate of China Life Capital with those of such independent fund managers, and is of the view that the fee charged by China Life Capital is more favourable than those of the independent fund managers described above.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Transactions can expand the sources of projects in connection with alternative investment of the Company, which will enable the Company to obtain the opportunities of assets allocation in the sectors of investment encouraged by the national policies such as new infrastructures, urban renewal, logistics, new energy and technological innovation, as well as the sector of infrastructures, and to capture the investment projects with high potentials and returns. The assets within the investment scope of the Fund Products are highly resistant to inflation and may generally bring stable cash flow and/or future value appreciation. Further, given their weak correlation with other fixed income products and standardized investment products, such assets may play the role of risk diversification in investment portfolios. In addition, the long investment period of the Fund Products can help extend the duration of the Company’s assets and narrow down the duration gap of assets and liabilities, which is in line with the development strategy of the Company for its investment business.

The Directors (including independent non-executive Directors) are of the view that the Transactions are conducted on normal commercial terms, are entered into in the ordinary and usual course of business of the Company, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the Transactions are fair and reasonable. As Mr. Bai Tao and Mr. Wang Junhui hold positions in CLIC and/or China Life Capital, they have abstained from voting on the Board resolution to approve the Transactions.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. China Life Capital, an indirect wholly-owned subsidiary of CLIC, is an associate of CLIC and also a connected person of the Company. As such, the Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Given that the applicable percentage ratios in respect of the annual caps for the subscription by the Company in the capacity of the limited partner of the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner are more than 0.1% but less than 5%, such transactions are subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for the management fee charged by China Life Capital as the general partner or the manager of the Fund Products are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by the CBIRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

China Life Capital is an indirect wholly-owned subsidiary of CLIC. China Life Capital was established in November 1995 with a registered capital of RMB1,000 million. Its principal businesses are investment management and asset management. China Life Capital was registered with the Asset Management Association of China as a private equity fund manager in September 2016, and satisfied the requirements of the CBIRC regarding the qualification of equity and real estate investment management institution in June 2017. With its capabilities in investment decision-making, product innovation as well as operation and management as the core competitive advantages, China Life Capital has established a comprehensive physical asset and equity investment fund platform, covering the whole industry chain and the whole cycle of diversified fundraising, value investment, active management and orderly exit. China Life Capital, as the platform for the professional management of fund investments, has created a series of strategic fund products with the key investments in new infrastructures, new energy and new industries. As at 30 June 2022, China Life Capital had total assets of approximately RMB497,225,500, net assets of approximately RMB455,309,500, operating income of approximately RMB139,450,900 and net profit of approximately RMB77,126,900.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“China Life Capital”	國壽資本投資有限公司 (China Life Capital Investment Company Limited), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Existing Framework Agreement”	the Cooperation Framework Agreement for Investment Management with Insurance Funds entered into between the Company and China Life Capital on 31 December 2019

“Fund Product(s)”	fund products in which insurance funds are permitted for investment, including real estate investment funds, equity investment funds, infrastructure funds, merger and acquisition funds, venture capital funds, emerging strategic industry funds and growth funds, etc.

“general partner”	the partner in a Fund Product with unlimited joint and several liability

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“limited partner(s)”	the partner(s) in a Fund Product with limited liability up to the amount of its/their capital contribution(s)

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“manager”	the entity that provides daily operation, investment management, and consulting and advisory services to a Fund Product

“New Framework Agreement”	the Cooperation Framework Agreement for Investment Management with Insurance Funds to be entered into between the Company and China Life Capital

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Transactions”	the subscription by the Company in the capacity of the limited partner of the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner, and/or the Fund Products of which China Life Capital serves as the manager pursuant to the New Framework Agreement

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 27 October 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang, Huang Xiumei
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie